Exhibit 99.2

Chief Financial Officer’s Sec. 302 Certification

     I, Alejandro González Dale, certify that:

     1.     I have reviewed this amendment to the annual report on Form 20-F/A of Endesa-Chile;

     2.     Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report; and

     3.     Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of Endesa-Chile as of, and for, the periods presented in this report.

By:	/s/ Alejandro González Dale

	Name:	Alejandro González Dale
	Title:	Chief Financial Officer

Date: February 25, 2004